UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August, 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Shareholders’ Meeting Manual

Shareholders’ Meeting Manual

Extraordinary General Shareholders’ Meeting

of September 30, 2021

Digital-only meeting

This document should not be construed as an offer to sell or solicitation of an offer to purchase securities issued by Ultrapar or Oxiteno, or an offer, solicitation or sale of securities issued by Ultrapar or Oxiteno in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

The right of first refusal in relation to the shares issued by Oxiteno has not been, and will not be, registered under the Securities Act of 1933, as amended (“Securities Act”) or any other U.S. federal or state securities laws, and such securities may not be offered, sold, pledged or otherwise transferred in the United States or to U.S. persons, unless such offer or sale is exempt from, or not subject to, registration under the Securities Act and any applicable securities laws of the states of the United States.

3	Invitation letter
4	Call Notice
7	Additional procedures
9	Management proposal for matter to be discussed in the Extraordinary General Shareholders' Meeting
14	Exhibit I – Characteristics of the New Shares
21	Exhibit II – Price per Share, Final Price per Share and Precedent Conditions
27	Model for power of attorney

INVITATION LETTER

Dear shareholders,

It is a pleasure to invite you to participate in the Extraordinary General Shareholders' Meeting ("Meeting") of Ultrapar Participações S.A. ("Ultrapar" or "Company"), to be held on September 30, 2021, at 2:00 pm (Brazil time), exclusively in digital form, pursuant to the terms of the respective call notice.

This document aims to clarify and guide our shareholders in relation to the matter that will be presented, as well as the necessary procedures for your attendance or representation in the Meeting.

The purpose of this general meeting is to inform our shareholders of the terms for exercising the preemptive right. There will be no subject for shareholder resolution.

Ultrapar's Investor Relations department is available for further clarification on the e-mail invest@ultra.com.br or by phone +55 (11) 3177-7014.

We count on your participation.

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nr. 33.256.439/0001-39

 NIRE 35.300.109.724

Call Notice

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Shareholders of Ultrapar Participações S.A. (“Ultrapar” or “Company”) are hereby invited to attend the Extraordinary General Shareholders’ Meeting that shall be held on September 30, 2021, at 2:00 p.m. (“Meeting”), exclusively in digital form, pursuant to the terms of CVM Instruction nr. 481/2009 (“ICVM 481”), to formalize to holders of the shares issued by the Company the concession of the preemptive right for purposes of the: (i) subscription of redeemable registered common shares, Classes A, B, C, D, E and F, with no par value, issued by Oxiteno S.A. – Indústria e Comércio (“Oxiteno”); and (ii) acquisition of registered common shares with no par value and without specific class issued by Oxiteno, proportionally to the respective equity interests held in the Company’s capital stock, at the same prices and under the same conditions set forth in the Share Purchase and Sale Agreement entered into on August 15, 2021, as described in the Material Notice disclosed on August 16, 2021.

Attendance at the Meeting

The shareholders, including holders of American Depositary Receipts (“ADRs”), of the Company may attend the Meeting in person or represented by proxies, upon the fulfillment of the requirements for attendance provided for in the Company’s Bylaws, presenting the documents listed under items Individual Shareholder, Corporate Shareholder and Investment Funds below.

Shareholder capacity will be evidenced upon submitting of the statement issued by the institution providing book-entry services or the custodian institution, with the number of shares included therein within up to 3 days before the Meeting.

Considering the current scenario and the restrictions to the agglomeration of persons in effect due to the COVID-19 pandemic in Brazil, the Meeting shall be exclusively held by digital means, pursuant to the terms of ICVM 481, through a digital platform (“Platform”); accordingly, the shareholders shall attend the Meeting solely through the Platform, directly or by attorney-in-fact duly appointed.

Holders of ADRs will be represented at the Meeting by the custodian of underlying shares of the ADRs, pursuant to the deposit agreement dated as of September 16, 1999, as amended (“Deposit Agreement”).

Under the terms of ICVM 481, in order to obtain the Company's authorization for virtual participation in the Meeting through the Platform, shareholders or their legal representatives or attorneys-in-fact must send an email to the Company at invest@ultra.com.br, on or before September 28, 2021, requesting participation, specifying the contact phone number and email address of the participant, and submitting the documents listed below:

Individual Shareholder

  Copy of identification document with picture (ID, driver’s license, foreign national’s residence ID, officially recognized professional class ID or passport, for foreigners); and
  Copy of the power of attorney, if applicable, and identification document with picture of the attorney-in-fact.

Corporate Shareholder

  Copy of the last restated bylaws or articles of association and the corporate documents granting representation powers (officers’ election minutes and/or power of attorney);
  Copy of identification document(s) with picture of the legal representative(s); and
  Copy of the power of attorney, if applicable, and identification document with picture of the attorney-in-fact.

Investment Funds

  Evidence of capacity as manager of the fund granted to individual or legal entity representing the fund in the Meeting or who granted power to the attorney-in-fact;
  Corporate act of the corporate manager granting powers to the representative attending the Meeting or to whom a power of attorney was granted; and
  If the representative or attorney-in-fact is a legal entity, the documents listed on item “Corporate Shareholder” related to them shall be presented to the Company.

In addition, on an extraordinary basis, the Company may accept that the shareholders submit the necessary representation documents, as referred above, solely in digital means, without registry before the notary office or notarized copies, in PDF format. Ultrapar shall accept the powers of attorneys physically or digitally signed through digital certificate (ICP-Brazil).

We clarify that, in the case of investment funds and foreign legal entities, a sworn translation will not be required if the original language of the document is English or Spanish.

Pursuant to article 5, paragraph 3 of ICVM 481, access to the Platform of shareholders who do not submit the necessary participation documents within the period provided herein will not be admitted.

Upon receipt of the request for participation, accompanied by the necessary documents for the Meeting attendance, the Company will send the shareholder or, however the case may be, the legal representatives or attorneys-in-fact thereof, to the email indicated by him/her, the link and the instructions to access the Platform. Such information is personal and not transferrable, and shall not be shared, subject to attribution of responsibility.

Ultrapar will not be responsible for any operational or connection issue faced by the shareholder, legal representative or attorney-in-fact, which would hamper or prevent his/her attendance at the Meeting.

Availability of Documents and Information

Under the terms of the Ultrapar’s Bylaws and CVM Instruction 481, the documents and information relating to the matters to be deliberated upon, as well as the Extraordinary General Shareholders’ Meeting’s Manual and other relevant documents for the analysis of the subject matter of the agenda were filed with the Brazilian Securities and Exchange Commission (“CVM”) and are available at the website of CVM (www.cvm.gov.br), Company’s head office, website of B3 – Brasil, Bolsa, Balcão (www.b3.com.br) and Company’s website (ri.ultra.com.br).

São Paulo, August 30, 2021.

PEDRO WONGTSCHOWSKI

Chairman of the Board of Directors

ADDITIONAL PROCEDURES

Ultrapar, aiming to facilitate the representation of its shareholders at the Meeting (excluding holders of common shares in the form of ADRs), provides in the end of this Manual a power-of-attorney model, through which shareholders may appoint the lawyers thereby indicated to represent them at the Meeting, at no cost and strictly in accordance with the powers granted. To the extent shareholders (excluding holders of common shares in the form of ADRs) opt to be represented at the Meeting using the model provided by the Company, the power of attorney must include all the attorneys-in-fact listed in the draft of the power-of-attorney.

Considering the current scenario and the restrictions to the agglomeration of persons in effect, due to the COVID-19 pandemic in Brazil, the Meeting shall be exclusively held by digital means, pursuant to the terms of article 21-C, paragraphs 2 and 3 of ICVM 481, through the Platform; accordingly, the shareholders shall attend the Meeting solely through the Platform: directly or by attorney-in-fact duly appointed.

On an extraordinary basis, the Company may accept that the shareholders submit the necessary representation documents, as referred on the Call Notice, in digital means in PDF format, without registry before the notary office or notarized copies. Ultrapar shall accept the proxies physically or digitally signed through digital certificate (ICP-Brazil).

We clarify that in the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if the documents are originally in English or Spanish.

Pursuant to the terms of article 5, paragraph 3, of IN CVM 481, the Platform shall not be accessed by the shareholders that have not provided the necessary documents specified in the Call Notice within the deadlines set forth on that document.

Upon receipt of the request, accompanied by the necessary documents for the Meeting attendance, the Company shall submit to the e-mail indicated by the shareholder the link and the instructions to access the Platform to the shareholders or, however the case may be, the legal representatives or attorneys-in-fact. Such information is personal and not transferrable, and shall not be shared, subject to attribution of responsibility.

The shareholder who participates through Platform will be considered present at the Meeting and sign the respective minutes of the Meeting, pursuant to article 21-V, Paragraph 1 of IN CVM 481.

If the shareholder who has duly requested his/her participation does not receive from the Company the e-mail with instructions for accessing and participating in the Meeting at least twenty four (24) hours prior to the Meeting (that is, until 2:00 p.m. on September 29, 2021), he/she must contact the Company by phone on number +55 (11) 3177-7014, in order to receive (by telephone or e-mail) their respective instructions to access.

Ultrapar shall not be responsible for any operational or connection issue faced by the shareholder, legal representative or attorney-in-fact, which would hamper or prevent his/her attendance to the Meeting.

Additionally, the Company asks for shareholders who will participate through the Platform to access it at least 30 minutes in advance of the time scheduled for the beginning of the Meeting in order to allow the validation of the access.

The Company reserves the right to use any information contained in the recording of the Meeting to: (i) registration of the shareholders’ statements and also for viewing the documents presented during the Meeting; (ii) registration of the authenticity and safety of communications during the Meeting; (iii) registration of the shareholders' attendance; (iv) compliance with any legal orders from competent authorities; and (v) safeguard of the Company, its administrators and contracted third parties, in any judicial, arbitration, regulatory or administrative sphere.

ULTRAPAR PARTICIPAÇÕES S.A.

MANAGEMENT’S PROPOSAL

Dear shareholders,

The Management of Ultrapar Participações S.A. (“Ultrapar” or “Company”) hereby submits to its Shareholders the Management’s Proposal for the matter to be presented at the Extraordinary General Shareholders’ Meeting to be held, exclusively in digital form, on September 30, 2021, at 2:00 p.m. (“Meeting”):

Inform to the holders of the shares issued by the Company the offering of the preemptive right for purposes of the: (i) subscription of redeemable registered common shares, Classes A, B, C, D, E and F, with no par value, issued by Oxiteno S.A. – Indústria e Comércio (“Oxiteno”); and (ii) acquisition of registered common shares with no par value and without specific class issued by Oxiteno, proportionally to the respective equity interests held in the Company’s capital stock, at the same prices and under the same conditions set forth in the Share Purchase and Sale Agreement entered into on August 15, 2021, as described in the Material Notice disclosed by the Company on August 16, 2021.

The Company highlights that the purpose of this general meeting is to inform shareholders of the terms for exercising the preemptive right. There will be no subject for shareholder resolution.

As disclosed in the Material Notice of August 16, 2021, the Company entered into the Share Purchase and Sale Agreement (“Agreement”) with Tereftálicos Indústria e Participações Ltda. and Indorama Ventures Spain Sociedad Limitada, subsidiaries of Indorama Ventures PLC (“Purchasers”), in order to define the terms and conditions for the subscription of new shares and acquisition, by the Purchasers, of the shares representing up to one hundred percent (100%) of the total and voting capital of Oxiteno, Company’s wholly-owned subsidiary (“Transaction”).

Oxiteno is a privately-held company, which shares are not admitted for trading in the securities market and, therefore, have limited liquidity and shall remain as such upon completion of the Transaction, as informed by the Purchasers.

The Purchasers agreed to pay:

 (i) For the subscription of the new redeemable shares, Classes A, B, C, D, E and F of Oxiteno, which rights are described in Exhibit I (“New Shares”), the price of US$ 17.8358 per Redeemable Share, free and clear of all withholdings and/or deductions, by virtue of the taxes and/or costs of any nature for which the Purchasers are deemed responsible (“Final Subscription Price per Share”); and

 (ii) For the acquisition of the other existing common shares, without defined class (“Existing Shares”), the price of US$ 17.8358 per share of Oxiteno, subject to adjustments under the terms set forth in the Agreement and free and clear of all withholdings and/or deductions, by virtue of the taxes and/or costs of any nature for which the Purchasers are deemed responsible (“Final Purchase Price per Share”), of which, subject to the abovementioned adjustments, US$ 13.5626 per share of Oxiteno shall be paid on the closing date of the Transaction (“Closing Date”) and US$ 4.2732 shall be paid on the second anniversary of the Closing Date (“Second Installment Date”).

The other terms and conditions for the payment of the Final Subscription Price per Share and the Final Purchase Price per Share set forth in the Agreement, in addition to the price adjustment procedures adopted in the calculation of the Final Subscription Price per Share and the Final Purchase Price per Share, are summarized in Exhibit II to this Management’s Proposal.

Accordingly, under the terms set forth in article 253, items I and II, of Law 6,404/76 (“Brazilian Corporate Law”), the Company’s shareholders shall be entitled to the preemptive right in the subscription of the New Shares and acquisition of the Existing Shares of Oxiteno, as proportionally held by such shareholders in the Company’s capital stock, at the same prices and under the same conditions set forth in the Agreement (“Preemptive Rights”). The Preemptive Right may be exercised within 30 days counted as from the disclosure by the Company of the notice to shareholders including the necessary procedures and documents for the exercise, to be performed after the Meeting, not subject to surplus apportionment period.

The Preemptive Rights shall not be exercised by the holders of the American Depository Shares program, under the custody of Bank of New York Mellon, in accordance with the deposit agreement of September 16, 1999, entered into by the Company and Bank of New York Mellon.

The effective issuance of the New Shares and the delivery of the Existing Shares of Oxiteno arising from the exercise of the Preemptive Rights shall be subject to the completion of the Transaction, which, in turn, is subject to the implementation of the suspensive conditions set forth in the Agreement, summarized in Exhibit II.

Under the terms set forth in the Agreement, the subscription of the New Shares and the acquisition of the Existing Shares represent a single and undividable transaction, so that the shareholders shall not either subscribe the New Shares or acquire the Existing Shares or, in addition, determine the proportion of the exercise between the New Shares or Existing Shares, in which case the shareholders shall necessarily exercise the Preemptive Rights in relation to the New Shares and Existing Shares collectively and based on the proportion set forth in item below and in Exhibit II.

Accordingly, the shareholders that have elected to exercise the Preemptive Rights shall acquire 0.818398054205164 Existing Shares for each New Share by the shareholders and vice-versa, subject to termination of the Preemptive Rights.

Considering that the Final Subscription Price per Share and the Final Purchase Price per Share were expressed in US dollars, to be translated into Brazilian reais, under the terms set forth in Exhibit II, based on the foreign exchange rates in effect on the Closing Date, which are not known upon exercise of the Preemptive Rights, the shareholders that intend to exercise the Preemptive Rights shall exercise such rights based on the translation rate from US$ to R$ of 5.27591 (“Translation Rate of the Preemptive Right”).

Accordingly, considering the Translation Rate of the Preemptive Right and in accordance with the subsequent adjustment referred to above, the shareholders that have elected to exercise the Preemptive Rights, shall, initially, on the exercise date:

 (i) For subscription of a New Share, deposit, on behalf of Oxiteno, in the current account to be timely informed, the amount of R$ 94.1006, free and clear of all withholdings and/or deductions, by virtue of the taxes and/or costs of any nature for which the shareholder is deemed responsible (“Initial Subscription Price per Share”); and

 (ii) For acquisition of an Existing Share, deposit, on behalf of the Company (as described below), in the current account to be timely informed, the amount of R$ 94.1006, free and clear of all withholdings and/or deductions, by virtue of the taxes and/or costs of any nature for which the shareholder is deemed responsible (“Initial Purchase Price per Share”), of which R$ 71.5555 in cash (“Upfront Initial Purchase Price per Share”) and R$ 22.5451 in installments (“Initial Deferred Purchase Price per Share”).

1 PTAX for translation of US$ into R$ determined based on the arithmetic average between the sale and purchase foreign exchange rates for the closing of the businesses in the five Business Days immediately before the call of the Meeting, as published in the Central Bank of Brazil’s website.

Under the terms and conditions applicable to the Transaction, including the indication of guarantors in relation to the payment of the price (including the Final Deferred Purchase Price per Share, as defined in item 2.2 of Exhibit II), the shareholders that have exercised the Preemptive Rights shall: (i) deposit 100% of the Initial Purchase Price per Share in cash, in which case the portion corresponds to the Initial Deferred Purchase Price per Share will be held in an escrow account to guarantee the payment of the Final Deferred Purchase Price per Share, or (ii) deposit the Upfront Initial Purchase Price per Share in cash and provide a bank guarantee in the amount equivalent to the Initial Deferred Purchase Price per Share in order to guarantee the payment of the Final Deferred Purchase Price per Share on the Second Installment Date.

In addition, the Company clarifies that, considering that the value of the Final Subscription Price per Share and the Upfront Estimated Purchase Price per Share (as defined in Exhibit II) are subject to (a) the variation of the US dollar against the Brazilian Real on the date of definition of the Translation Rate of the Preemptive Right and the completion of the Transaction and the payment of the Upfront Estimated Purchase Price per Share and the Final Subscription Price per Share, as well as (b) the terms, conditions, deadlines and adjustment procedures set forth in the Agreement and summarized in Exhibit II, in the event: (i) the Final Subscription Price per Share is above the Initial Subscription Price per Share; and/or (ii) the Upfront Estimated Purchase Price per Share is above the Upfront Initial Purchase Price per Share (as defined in Exhibit II), the shareholders shall, within five (5) business days counted from the disclosure date of the Final Subscription Price per Share and the Upfront Estimated Purchase Price per Share, (a) supplement, as applicable, the Initial Subscription Price per Share and/or the Upfront Initial Purchase Price per Share, upon payment of the difference, respectively, to Oxiteno and/or the Company, subject to the termination of the Preemptive Rights (“Additional Exercise Price”), or (b) waive the exercise of the Preemptive Rights.

Similarly, in the event: (i) the Final Subscription Price per Share is below the Initial Subscription Price per Share; and/or (ii) the Upfront Estimated Purchase Price per Share is below the Upfront Initial Purchase Price per Share, Oxiteno and the Company, respectively, shall return the difference to the shareholders that have exercised the Preemptive Rights, as timely informed.

The Preemptive Rights shall be offered, as applicable, to the Company’s shareholders at the end of the trading session on September 30, 2021, when the Company’s shares shall be traded ex-Preemptive Right beginning on October 1, 2021, inclusive.

The Company’s shareholders may negotiate the Preemptive Rights on the initial date for exercise of the Preemptive Rights, provided that the acquired rights may be exercised within the legal term.

Access to documents and information

Under the terms of the Company’s Articles of Incorporation and ICVM 481, the documents and information relating to the matters included in the agenda, as well as the Shareholders’ Meeting Manual and other documents deemed relevant to the analysis of the matters included in the agenda, were presented to the Brazilian Securities and Exchange Commission (“CVM”) and are available at CVM’s website (www.cvm.gov.br), at the Company’s head office, in the website of B3 – Brasil, Bolsa, Balcão (www.b3.com.br) and in the Company’s website (ri.ultra.com.br).

After the Meeting, the Company shall disclose additional information on the terms, procedures and necessary documents for the exercise of the Preemptive Rights.

São Paulo, August 30, 2021

PEDRO WONGTSCHOWSKI

Chairman of the Board of Directors

EXHIBIT I
Characteristics of New Shares

Words, expressions and abbreviations in capital letters not expressly defined in this Exhibit I shall have the meanings attributed to them in the Management’s Proposal for the Extraordinary General Shareholders’ Meeting to be held on September 30, 2021 (“Meeting”).

  Number and Classes of New Shares

The Extraordinary General Shareholders’ Meeting of Oxiteno held as of the date hereof approved the issuance of, at least, 36,457,574 and, at most, 42,891,264 new shares issued by Oxiteno, all registered shares with no par value, redeemable and distributed between Classes A, B, C, D, E and F of Oxiteno, as described below (“New Shares”):

Class	New Shares
	Minimum	Maximum
Class A	6,076,263	7,148,544
Class B	6,076,263	7,148,544
Class C	6,076,262	7,148,544
Class D	6,076,262	7,148,544
Class E	6,076,262	7,148,544
Class F	6,076,262	7,148,544
TOTAL	36,457,574	42,891,264

  Characteristics of the Classes of New Shares

  2.1.         Class A

Voting Rights:	Each Class A share shall entitle the respective holder to one vote at the Oxiteno’s shareholders’ meetings.
Redemption:

Each Class A share may be redeemed by Oxiteno, without the need of prior approval by the holders of said class of shares, under the terms set forth in article 44 of the Brazilian Corporate Law, upon payment of the amount in Brazilian Reais effectively corresponding to the Final Subscription Price per Share. Oxiteno may perform the payment in cash or upon delivery of assets.

Redemption Period:	The Class A shares may be redeemed by Oxiteno from March 31, 2022 to December 1, 2027 (“Redemption Period of Class A Shares”).
Partial Redemption:

During the Redemption Period of Class A Shares, in the event the redemption does not comprise the total Class A new shares, Oxiteno may perform the partial redemption by drawing set forth in article 44, paragraph 4, of the Brazilian Corporate Law.

Conversion:

Before the termination of the Redemption Period of Class A Shares, Oxiteno may convert the Class A shares in common shares without specific class, upon approval of the majority of the Class A shares. After the termination of the Redemption Period of Class A Shares, each Class A share shall be automatically converted, by Oxiteno, in common shares without specific class of Oxiteno. The conversion ratio, under any circumstance, is 1 Class A share for 1.05 common share without specific class.

2.2.             Class B

Voting Rights:	Each Class B share shall entitle the respective holder to one vote at the Oxiteno’s shareholders’ meetings.
Redemption:

Each Class B share may be redeemed by Oxiteno, without the need of prior approval by the holders of said class of shares, under the terms set forth in article 44 of the Brazilian Corporate Law, upon payment of the amount in Brazilian Reais effectively corresponding to the Final Subscription Price per Share. Oxiteno may perform the payment in cash or upon delivery of assets.

Redemption Period:	The Class B shares may be redeemed by Oxiteno from March 31, 2022 to December 1, 2032 (“Redemption Period of Class B Shares”).
Partial Redemption:

During the Redemption Period of Class B Shares, in the event the redemption does not comprise the total Class B new shares, Oxiteno may perform the partial redemption by drawing set forth in article 44, paragraph 4, of the Brazilian Corporate Law.

Conversion:

Before the termination of the Redemption Period of Class B Shares, Oxiteno may convert the Class B shares in common shares without specific class, upon approval of the majority of the Class B shares. After the termination of the Redemption Period of Class B Shares, each Class B share shall be automatically converted, by Oxiteno, in common shares without specific class of Oxiteno. The conversion ratio, under any circumstance, is 1 Class B share for 1.1 common share without specific class.

2.3.             Class C

Voting Rights:	Each Class C share shall entitle the respective holder to one vote at the Oxiteno’s shareholders’ meetings.
Redemption:

Each Class C share may be redeemed by Oxiteno, without the need of prior approval by the holders of said class of shares, under the terms set forth in article 44 of the Brazilian Corporate Law, upon payment of the amount in Brazilian Reais effectively corresponding to the Final Subscription Price per Share. Oxiteno may perform the payment in cash or upon delivery of assets.

Redemption Period:	The Class C shares may be redeemed by Oxiteno from March 31, 2022 to December 1, 2037 (“Redemption Period of Class C Shares”).
Partial Redemption:

During the Redemption Period of Class C Shares, in the event the redemption does not comprise the total Class C new shares, Oxiteno may perform the partial redemption by drawing set forth in article 44, paragraph 4, of the Brazilian Corporate Law.

Conversion:

Before the termination of the Redemption Period of Class C Shares, Oxiteno may convert the Class C shares in common shares without specific class, upon approval of the majority of the Class C shares. After the termination of the Redemption Period of Class C Shares, each Class C share shall be automatically converted, by Oxiteno, in common shares without specific class of Oxiteno. The conversion ratio, under any circumstance, is 1 Class C share for 1.15 common share without specific class.

2.4.             Class D

Voting Rights:	Each Class D share shall entitle the respective holder to one vote at the Oxiteno’s shareholders’ meetings.
Redemption:

Each Class D share may be redeemed by Oxiteno, without the need of prior approval by the holders of said class of shares, under the terms set forth in article 44 of the Brazilian Corporate Law, upon payment of the amount in Brazilian Reais effectively corresponding to the Final Subscription Price per Share. Oxiteno may perform the payment in cash or upon delivery of assets.

Redemption Period:	The Class D shares may be redeemed by Oxiteno from March 31, 2022 to December 1, 2042 (“Redemption Period of Class D Shares”).
Partial Redemption:

During the Redemption Period of Class D Shares, in the event the redemption does not comprise the total Class D new shares, Oxiteno may perform the partial redemption by drawing set forth in article 44, paragraph 4, of the Brazilian Corporate Law.

Conversion:

Before the termination of the Redemption Period of Class D Shares, Oxiteno may convert the Class D shares in common shares without specific class, upon approval of the majority of the Class D shares. After the termination of the Redemption Period of Class D Shares, each Class D share shall be automatically converted, by Oxiteno, in common shares without specific class of Oxiteno. The conversion ratio, under any circumstance, is 1 Class D share for 1.20 common share without specific class.

2.5.             Class E

Voting Rights:	Each Class E share shall entitle the respective holder to one vote at the Oxiteno’s shareholders’ meetings.
Redemption:

Each Class E share may be redeemed by Oxiteno, without the need of prior approval by the holders of said class of shares, under the terms set forth in article 44 of the Brazilian Corporate Law, upon payment of the amount in Brazilian Reais effectively corresponding to the Final Subscription Price per Share. Oxiteno may perform the payment in cash or upon delivery of assets.

Redemption Period:	The Class E shares may be redeemed by Oxiteno from March 31, 2022 to December 1, 2047 (“Redemption Period of Class E Shares”).
Partial Redemption:

During the Redemption Period of Class E Shares, in the event the redemption does not comprise the total Class E new shares, Oxiteno may perform the partial redemption by drawing set forth in article 44, paragraph 4, of the Brazilian Corporate Law.

Conversion:

Before the termination of the Redemption Period of Class E Shares, Oxiteno may convert the Class E shares in common shares without specific class, upon approval of the majority of the Class E shares. After the termination of the Redemption Period of Class E Shares, each Class E share shall be automatically converted, by Oxiteno, in common shares without specific class of Oxiteno. The conversion ratio, under any circumstance, is 1 Class E share for 1.25 common share without specific class.

2.6.             Class F

Voting Rights:	Each Class F share shall entitle the respective holder to one vote at the Oxiteno’s shareholders’ meetings.
Redemption:

Each Class F share may be redeemed by Oxiteno, without the need of prior approval by the holders of said class of shares, under the terms set forth in article 44 of the Brazilian Corporate Law, upon payment of the amount in Brazilian Reais effectively corresponding to the Final Subscription Price per Share. Oxiteno may perform the payment in cash or upon delivery of assets.

Redemption Period:	The Class F shares may be redeemed by Oxiteno from March 31, 2022 to December 1, 2052 (“Redemption Period of Class F Shares”).
Partial Redemption:

During the Redemption Period of Class F Shares, in the event the redemption does not comprise the total Class F new shares, Oxiteno may perform the partial redemption by drawing set forth in article 44, paragraph 4, of the Brazilian Corporate Law.

Conversion:

Before the termination of the Redemption Period of Class F Shares, Oxiteno may convert the Class F shares in common shares without specific class, upon approval of the majority of the Class F shares. After the termination of the Redemption Period of Class F Shares, each Class F share shall be automatically converted, by Oxiteno, in common shares without specific class of Oxiteno. The conversion ratio, under any circumstance, is 1 Class F share for 1.30 common share without specific class.

EXHIBIT II
Price per Share, Final Price per Share and Precedent Conditions

Words, expressions and abbreviations in capital letters not expressly defined in this Exhibit II shall have the meanings attributed to them in the Management’s Proposal for the Extraordinary General Shareholders’ Meeting to be held on September 30, 2021 (“Meeting”).

  New Shares

  1.1.         Number and Characteristics of the New Shares

The Extraordinary General Shareholders’ Meeting of Oxiteno held as of the date hereof, according to the terms set forth in Exhibit I, approved the issuance of, at least, 36,457,574 and, at most, 42,891,264 new shares issued by Oxiteno, all registered shares with no par value, redeemable and distributed between Classes A, B, C, D, E and F of Oxiteno (“New Shares”).

In the event that, by virtue of the exercise of the Preemptive Rights, the shareholder has subscribed a number of New Shares that is not a multiple number of 6 (“Non-multiple New Share”), the first Non-multiple New Share shall be a Class A New Share, the second Non-multiple New Share shall be a Class B New Share, the third Non-multiple New Share shall be a Class C New Share, the fourth Non-multiple New Share shall be a Class D New Share and the fifth Non-multiple New Share shall be a Class E New Share.

1.2.             Subscription Price per Share

The subscription price per share was defined at US$ 17.8358, free and clear of all withholdings and/or deductions, by virtue of the taxes and/or costs of any nature for which the Purchasers are deemed responsible (“Final Subscription Price per Share”).

The Final Subscription Price per Share shall be paid to Oxiteno in Brazilian Reais, based on the Pre-Closing Translation Rate.

  Existing Shares

  2.1.         Number and Characteristics of the Existing Shares

35,102,127 shares issued by Oxiteno, all registered shares with no par value, without defined class (“Existing Shares”), corresponding to 100% of the current capital stock, without considering the New Shares, shall be offered.

2.2.             Purchase Price per Share

The purchase price per share was, initially, defined at US$ 17.8358, free and clear of all withholdings and/or deductions, by virtue of the taxes and/or costs of any nature for which the Purchasers are deemed responsible (“Base Purchase Price per Share”).

Such value was based on the Oxiteno’s enterprise value of US$ 1,300,000,000.00, which, added by the positive value of the Base Net Indebtedness based on the position of March 31, 2021, in the amount of US$ 91,074,782.67, less the total subscription price of New Shares, in the amount of US$ 765,000,000.00, resulted in the equity value of US$ 626,074,782.67.

Of the Base Purchase Price per Share, subject to the adjustments provided herein, the amount equivalent to US$ 13.5626 per share of Oxiteno shall be paid on the Closing Date (“Upfront Base Purchase Price per Share”), and US$ 4.2732 shall be paid on the Second Installment Date (“Final Deferred Purchase Price per Share”).

The Upfront Estimated Purchase Price per Share (calculated as defined in item 3.2 below) shall be paid to Oxiteno in Brazilian Reais, based on the Pre-Closing Translation Rate, and the Final Deferred Purchase Price per Share shall be paid to Oxiteno in Brazilian Reais, based on the Translation Rate of the Second Installment.

  Price Adjustment Systems

The Base Purchase Price per Share may be adjusted according to the price adjustment systems set forth in the Agreement and described below (“Price Adjustment Systems”), resulted in the Estimated Total Purchase Price per Share and the Final Purchase Price per Share.

3.1.             Defined Terms

“Base Working Capital”	means the working capital assumed to determine the purchase price.
“Final Working Capital”	means the working capital on the Closing Date, calculated based on the methodology, definition and calculation method described in the Agreement.
“Closing Date”	means the completion date of the Transaction.
“Business Day”

means any day other than Saturday, Sunday or another day that the banks are obligated or authorized under the law to be closed in the City of São Paulo, State of São Paulo, Brazil, in the City of New York, New York, USA, or in the City of Bangkok, Thailand.

“Base Net Indebtedness”	means the positive amount equivalent to US$ 91,074,782.67, based on the position of March 31, 2021.
“Final Net Indebtedness”	means the net indebtedness on the Closing Date, calculated based on the methodology, definition and calculation method described in the Agreement.
“Translation Rate of the Second Installment”

means the foreign exchange rate PTAX for the conversion of US$ in R$ based on the arithmetic average between the purchase and sale foreign exchange rates for the closing of the business within the five Business Days immediately before the second anniversary of the Closing Date, as published in the Central Bank of Brazil’s website.

“Translation Rate of Price Adjustment”

means the foreign exchange rate PTAX for the conversion of US$ in R$ based on the arithmetic average between the purchase and sale foreign exchange rates for the closing of the business within the five Business Days immediately before the payment date of the Price Adjustment (as defined in item 3.4 below), as published in the Central Bank of Brazil’s website.

“Closing Translation Rate”

means the foreign exchange rate PTAX for the conversion of US$ in R$ based on the arithmetic average between the purchase and sale foreign exchange rates for the closing of the business on the Closing Date, as published in the Central Bank of Brazil’s website.

“Pre-Closing Translation Rate”

means the foreign exchange rate PTAX for the conversion of US$ in R$ based on the arithmetic average between the purchase and sale foreign exchange rates for the closing of the business within the five Business Days immediately before the Closing Date, as published in the Central Bank of Brazil’s website.

3.2.             Preliminary Adjustment of Purchase Price

Within 5 Business Days before the Closing Date, Oxiteno shall prepare and deliver to the Purchasers the Company’s estimated balance sheet for the Closing Date (“Estimated Closing Balance Sheet”), in order to report, based on the methodology, definitions and calculation method described in the Agreement, the estimated net indebtedness and the estimated working capital of Oxiteno on the Closing Date (“Estimated Net Indebtedness” and “Estimated Working Capital”, respectively).

If: (a) the Estimated Working Capital is higher than the Base Working Capital, the Base Purchase Price per Share shall be increased by an amount corresponding to such difference considered by share; (b) the Estimated Working Capital is lower than the Base Working Capital, the Base Purchase Price per Share shall be reduced by an amount corresponding to such negative difference considered by share; (c) the Estimated Net Indebtedness is higher than the Base Net Indebtedness, the Purchase Price shall be decreased by an amount corresponding to such difference considered by share; and (d) the Estimated Net Indebtedness is lower than the Base Net Indebtedness, the Purchase Price shall be increased by an amount corresponding to such difference considered by share (however the case may be, the “Estimated Total Purchase Price per Share”).

Under any circumstance, the Final Deferred Purchase Price per Share shall be equivalent to US$ 4.2732 per Existing Share, in which case any positive or negative difference between the Base Purchase Price per Share and the Estimated Total Purchase Price per Share shall solely impact the portion payable on the Closing Date (such portion, the “Upfront Estimated Purchase Price per Share”).

3.3.             Final Purchase Price

The Estimated Total Purchase Price per Share shall be subject to additional adjustments, for purposes of determination of the final purchase price of the Oxiteno’s shares (the “Final Purchase Price per Share”). In this regard, within 90 days after the Closing Date, the Purchasers shall prepared the Oxiteno’s balance sheet date as of the Closing Date (“Closing Balance Sheet”), in order to confirm, based on the methodology, definitions and calculation method described in the Agreement, (i) the Final Net Indebtedness; and (ii) the Final Working Capital, and provide to the Company, within the same term, the statement including the Final Net Indebtedness and the Final Working Capital, accompanied by the Closing Balance Sheet (“Final Purchase Price Adjustment Statement”). However, the case may be, the definition of the Final Purchase Price per Share shall be subject to the specific procedure for resolution of conflicts set forth in the Agreement.

3.4.             Payment of the Final Purchase Price Adjustment

If: (a) the Estimated Total Purchase Price per Share, converted into Brazilian Reais at the Translation Rate of the Closing, multiplied by the total number of Existing Shares is R$ 1,000,000.00 higher or lower than (b) the Final Purchase Price per Share, converted into Brazilian Reais at the Translation Rate of the Closing, multiplied by the total number of Existing Shares, the difference in US$ between the Estimated Total Purchase Price per Share and the Final Purchase Price per Share, multiplied by the total number of Existing Shares (“Price Adjustment”), shall be paid within 10 Business Days counted from the date of the final definition of the Final Purchase Price per Share, free and clear of all withholdings and/or deductions, by virtue of the taxes and/or costs of any nature for which the respective party is deemed responsible, as follows:

 (i) If the Estimated Total Purchase Price per Share is lower than the Final Purchase Price per Share, an amount in R$ corresponding to the Price Adjustment, converted into Brazilian Reais at the Translation Rate of Price Adjustment, shall be paid by Oxiteno to the Company; or

 (ii) If the Estimated Total Purchase Price per Share is higher than the Final Purchase Price per Share, an amount in R$ corresponding to the Price Adjustment, converted into Brazilian Reais at the Translation Rate of Price Adjustment, shall be paid by the Company, proportionally to the number of Existing Shares acquired by each one of the Purchasers or the shareholders that have exercised the Preemptive Rights and that have fully paid the Additional Exercise Price, to (i) the bank account informed by the Purchasers in the Agreement or the shareholders on the exercise date, or (ii) other bank accounts informed to the Company within, at least, 10 Business Days in advance from such payment.

  Interest Ratio between Ultrapar/Oxiteno Shares for the exercise of the Preemptive Rights

Each share issued by Ultrapar shall entitle the respective owner to the right to acquire, upon exercise of the Preemptive Rights, 0.039416139109966 New Shares and 0.032258091551877 Existing Shares. Any fractions of New Shares and Existing Shares resulting from the exercise of Preemptive Rights will be rounded (i) up to the nearest whole number, if the resulting fraction is equal to or greater than 0.5 of a Share, or (ii) down to the nearest whole number, if the resulting fraction is less than 0.5 of a Share.

  Application to the Company’s Shareholders

The Company disclosed in this Exhibit II the terms applicable to the verification of the Final Subscription Price per Share, the Upfront Estimated Purchase Price per Share, the Final Purchase Price per Share and the Price Adjustment under the terms set forth in the Agreement.

Considering the nature and the complexity of the calculations deemed necessary for the verification of these amounts, the Company shall timely inform the shareholders, through the Market Announcement, the Final Subscription Price per Share, the Upfront Estimated Purchase Price per Share, the Final Purchase Price per Share and the Price Adjustment.

  Precedent Conditions

The closing of the Transaction is subject to the performance of certain precedent conditions for similar operations, such as the approval by the Administrative Council of Economic Defense (CADE) and other proper antitrust authorities.

In addition, the Company emphasizes that, under the terms set forth in the Agreement and as an essential condition for the signature of the Agreement, in the event more than 9.99% of the Oxiteno’s total shares are subject to the exercise of Preemptive Rights, the Purchasers may terminate the Agreement not subject to any fine against the Company and its shareholders. In this case, no share owned by Oxiteno shall be subscribed or sold, to the Purchasers or shareholders that have exercised the Preemptive Rights, in which case the Company shall remain as the owner of 100% of the Oxiteno’s shares. In this regard, the signatories of the Shareholders’ Agreement have already indicated the non-exercise of the Preemptive Rights.

Power of Attorney

Through the intermediary of this private instrument, [Shareholder], [nationality], [civil status], [occupation], bearer of the identity document, number [•] [issuing entity], resident and domiciled at [full address] or [legal entity duly incorporated in accordance with the laws of [•], with its head offices at [•], enrolled at the Taxpayer Register under number [•]] (“Principal”), nominates and constitutes as [his/her/its] attorney-in-fact ANDRÉ BRICKMANN ARENO, Brazilian, married, lawyer, national identity card RG nr. 26.827.808-8, issued by SSP/SP, professional identity card OAB/SP nr. 147926-1, and enrolled at the Taxpayers Register CPF/ME under nr. 247.847.158-08; JOSÉ ANDRÉ STUCCHI FERNANDES, Brazilian, single, lawyer, national identity card RG nr. 33.190.551-6, issued by SSP/SP, professional identity card OAB/SP nr. 286.597, and enrolled at the Taxpayers Register CPF/ME under nr. 222.123.568-11; DENIZE SAMPAIO BICUDO, Brazilian, single, lawyer, national identity card RG nr. 32.308.230-0, issued by SSP/SP, professional identity card OAB/SP nr. 239.515, and enrolled at the Taxpayers Register CPF/ME under nr. 220.578.448-03; and TOMAS KIM, Brazilian, single, lawyer, national identity RG nr. 47.448.435-X, issued by SSP/SP, professional identity card OAB/SP nr. 343.600, and enrolled at the Taxpayers Register CPF/ME under nr. 370.355.218-28, with powers, acting individually and independently of the order of nomination, to represent the Principal as holder of [•] ([number of shares in words]) common shares issued by ULTRAPAR PARTICIPAÇÕES S.A., a publicly traded company registered in the corporate tax register (CNPJ/ME) under number 33.256.439/0001-39, with corporate headquarters at Av. Brigadeiro Luís Antônio, nr. 1343, in the City and State of São Paulo (“Company”), in the Extraordinary General Shareholders’ Meeting to be held at 2:00 p.m., on September 30, 2021, as a digital-only meeting.

The attorneys-in-fact hereby nominated have no right or obligation whatsoever to take any other measures in the name of the Principal not expressly provided for in this instrument or which are necessary to its exact fulfillment.

This power of attorney, which may be delegated in full or partially, shall be valid for the aforementioned Extraordinary General Shareholders’ Meeting, whether installed upon the first convening notice or upon the second convening notice.

The present instrument is valid until October 1, 2021.

[Day] [Month] 2021.

______________________________________________________________________________________ [Shareholder]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2021

ULTRAPAR HOLDINGS INC.

By: /s/ Rodrigo de Almeida Pizzinatto____________________________________

Name: Rodrigo de Almeida Pizzinatto

Title: Chief Financial and Investor Relations Officer

(Shareholders’ Meeting Manual)